EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended March 31,2010
(Dollars in millions)

Determination of Earnings:
Income before taxes	$553
Add (Deduct):
Amortization of capitalized interest	5
Fixed charges	127
Equity income, net of distributions	(4)

Total earnings, as defined	$681

Fixed Charges:
Rents (a)	$20
Interest and other financial charges	107

127
Capitalized interest	5

Total fixed charges	$132

Ratio of Earnings to Fixed Charges	5.16

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.